Exhibit 12.1

	3-months ended		Years Ended December 31,
(in millions)	3/31/2012	3/31/2011	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Earnings:
Income (loss) before income and mining taxes	(11.0)	140.9	303.3	133.9	(54.0)	297.4	201.3	(28.7)
Adjustments
Interest Expense	1.5	1.3	5.2	0.9	1.2	15.1	42.1	9.4
Capitalized interest	6.6	—	—	—	—	—	—	—
Portion of rent expense representative of interest factor	0	0	0	0.1	0.1	0.1	0.1	0
Total Earnings per SEC Item 503 of Reg S-K	(2.9)	142.2	308.5	134.9	(52.7)	312.6	243.5	(19.3)

Fixed Charges:
Interest Expense	1.5	1.3	5.2	0.9	1.2	15.1	42.1	9.4
Capitalized Interest	6.6	0	0	0	0	0	0	0
Est Interest Expense for Operating Leases	0	0	0	0.1	0.1	0.1	0.1	0
Total Fixed Charges	8.1	1.3	5.2	1.0	1.3	15.2	42.2	9.4

Ratio of Earnings to Fixed Charges	—	109.4	59.3	134.9	—	20.6	5.8	—